 Exhibit (a)(5)

PROXY VOTING PROCEDURES

POLICY

When CIM Real Assets & Credit Fund (the “Company”) has voting rights to any of its portfolio securities or comparable rights with respect to requested waivers and amendments in respect of its debt investments, the Company will delegate the exercise of such rights to the Company’s investment adviser, CIM Capital IC Management, LLC (the “Adviser”) or the Company’s investment sub-adviser, OFS Capital Management, LLC (the “Sub-Adviser” and, together with the Adviser, the “Advisers”), as applicable. The board of trustees of the Company (the “Board”) has reviewed and approved the use of the proxy voting policies and procedures of the Adviser (“Proxy Voting Procedures”) on behalf of the Company when exercising voting authority on behalf of the Company and address conflicts of interests associated therewith.

COMPLIANCE STANDARD

Pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”), the Advisers have a fiduciary duty to the Company. As part of its duty, the Advisers must use their best efforts to maximize value for the Company’s shareholders and must cast proxy votes (or exercise comparable rights) in a manner consistent with the best interests of the Company’s shareholders.

REVIEW OF PROXY VOTING PROCEDURES

The Board shall periodically review the Proxy Voting Procedures.

The Advisers shall provide periodic reports to the Board regarding any proxy votes or determinations with respect to requested waivers or amendments where a material conflict of interest was identified. In such instances, the Advisers shall consult with legal counsel and may, if it so elects, resolve such conflict following the recommendation of an independent third party, by seeking the direction of the Board, including a majority of the non-interested trustees as defined under the Investment Company Act of 1940, or, in extreme cases, by abstaining from voting.

The Advisers shall notify the Board promptly of any material change to the Proxy Voting Procedures.